CIVISTA BANCSHARES, INC.

Investor Presentation
Fourth Quarter 2024

Dennis G. Shaffer *- Chief Executive Officer & President*
Richard J. Dutton *- Senior Vice President, Chief Operating Officer*

NASDAQ: CIVB

CIVISTA BANCSHARES, INC.

Forward-Looking Statements. This presentation may contain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements express management's current expectations, estimates or projections of future events, results or long-term goals, and are generally identifiable by the use of words such as "believe," "expect," "anticipate," "plan," "intend," "estimate," "may," "will," "would," "could," "should" or other similar expressions. All statements in this material speak only as of the date they are made, and we undertake no obligation to update any statement except to the extent required by law. Forward-looking statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause actual results or performance to differ materially from those expressed in or implied by the forward-looking statements. Factors that could cause actual results or performance to differ from those discussed in the forward-looking statements include the risks identified from time to time in our public filings with the SEC, including those risks identified in "Item 1A. Risk Factors" of Part I of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as supplemented by any additional risks identified in the Company's subsequent Form 10-Qs. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Use of Non-GAAP Financial Measures. This presentation contains certain financial information determined by methods other than in accordance with accounting principals generally accepted in the United States ("GAAP"). These non-GAAP financial measures include "Tangible Book Value per Share" , "Tangible Common Equity to Tangible Assets" and "Efficiency Ratio". The Company believes that these non-GAAP financial measures provide both management and investors a more complete understanding of the Company's profitability. These non-GAAP financial measures are supplemental and are not a substitute for any analysis based on GAAP Measures. Not all companies use the same calculation of these measures; therefore this presentation may not be comparable to other similarly titled measures as presented by other companies. Reconciliations of these non-GAAP measures are provided in the Appendix section of this presentation.

Sources of Information: Company Management and S&P Global Market Intelligence

Contact Information

- **Civista Bancshares, Inc.'s common shares are traded on the NASDAQ Capital Market under the symbol "CIVB."**

- Additional information can be found at:
- **www.civb.com**

- Dennis G Shaffer
- *Chief Executive Officer & President*
- dgshaffer@civista.bank
- Telephone: 888.645.4121

Who We Are

Geographical Footprint

- Bank founded and headquartered in 1884 in Sandusky, Ohio
- 10th Largest Publicly Traded Commercial Bank Headquartered in Ohio
- 527 Employees (519 FTE)
- Community Banking Focused Operations in 14 Ohio, 2 Indiana and 1 Kentucky Counties
  - 40 Branches & 2 Loan Production Offices
  - Operations in the 5 largest Ohio MSAs
- Civista Leasing and Finance (CLF) is a national equipment leasing and finance operation with equipment leased in all 50 states
- Full-Service Banking Organization with Diversified Revenue Streams
  - Commercial Banking
  - Retail Banking
  - Treasury Management
  - Wealth Management
  - Private Banking
  - Mortgage Banking
  - Equipment Leasing



TOLEDO
OTTAWA
Port Clinton
SANDUSKY
Sandusky
Liberty Center
Napoleon
Malinta
Holgate
HENRY
Bowling Green
WOOD
ERIE
Huron
Berlin Heights
Norwalk
HURON
Willard
Plymouth
New Washington
CRAWFORD
Shelby
RICHLAND
MANSFIELD
Westlake
CLEVELAND
Beachwood
CUYAHOGA
SUMMIT
Akron
AKRON
Russells Point
LOGAN
West Liberty
CHAMPAIGN
Urbana
Plain City
Dublin
Gahanna
MADISON
COLUMBUS
FRANKLIN
MONTGOMERY
DAYTON
Dayton
RIPLEY
DEARBORN
Osgood
Milan
Versailles
Aurora
Lawrenceburg
CINCINNATI
Fort Mitchell
KENTON
Pittsburgh
Main Office
PITTSBURGH
Markets
Sandusky/Norwalk/Port Clinton
Cleveland/Akron
Northwestern Ohio/Toledo, Ohio
North Central, Ohio
Columbus & West Central, Ohio
Greater Dayton, Ohio
Southeastern Indiana/Cincinnati, Ohio
Civista Leasing & Finance

Financial Footprint



Toledo
Sandusky
Cleveland
Akron
Mansfield
Columbus
Dayton
Cincinnati

- **Northwest Ohio**
- 6 Locations
- **$211 million** in loans
- **$182 million** in deposits
- ~14% deposit market share

- **Sandusky/Norwalk/Port Clinton, Ohio**
- 9 Locations
- **$607 million** in loans
- **$1,635 million** in deposits
- #1 deposit market share in Sandusky, Ohio with ~65%

- **Columbus & West Central, Ohio**
- 6 Locations
- **$469 million** in loans
- **$285 million** in deposits
- 28% deposit market share in the rural markets

- **Cleveland/Akron, Ohio**
- 3 Locations
- **$931 million** in loans
- **$192 million** in deposits

- **Civista Leasing & Finance**
- **$47 million** in financing leases
- **$54 million** in commercial loans
- **$19 million** in operating leases

- **Southeastern Indiana/Cincinnati, Ohio**
- 9 Locations
- **$555 million** in loans
- **$612 million** in deposits
- ~40% deposit market share

- **Greater Dayton, Ohio**
- 3 Locations
- **$135 million** in loans
- **$104 million** in deposits

- **North Central, Ohio**
- 6 Locations
- **$44 million** in loans
- **$ 226 million** in deposits
- ~37% deposit market share

Deposit market share information as of June 30, 2024.

CIVISTA BANCSHARES, INC.

Why Invest in Civista?

- **141-year-old community bank franchise with an established operating model in rural and growth markets**
  - Since 2019, Civista has increased total deposits $1.5 billion or 91% (85% of growth is organic)
  - Low-cost deposit franchise (136 bps total cost of deposits (excluding brokered))
  - Since 2019, Civista has increased total loans $1.4 billion or 80% (80% of growth is organic)
  - Generating loans in each of Ohio’s 5 largest MSAs
- **Disciplined underwriting verified with strong credit quality metrics**
  - Nonaccrual and 90-days Past Due to Gross Loans of 1.07% as of 12/31/2024
- **Noninterest income enhanced by multiple revenue streams**
  - Accounting for 24% of our net revenue in 2024
- **Strong capital position**
- **Experienced management team with a deep bench**
  - Average banking experience of 31 years
- **Use of LPOs to extend our reach (Westlake, Ohio and Fort Mitchell, Kentucky)**
- **Member Russell 2000 index**

CIVISTA BANCSHARES, INC.

Executive Team


Dennis G. Shaffer
Chief Executive Officer
and President


Charles A. Parcher
Executive Vice President
Chief Lending Officer


Richard J. Dutton
Senior Vice President
Chief Operating Officer


Michael D. Mulford
Senior Vice President
Chief Credit Officer


Ian Whinnem
Senior Vice President
Chief Financial Officer


Robert L. Curry, Jr.
Senior Vice President
Chief Risk Officer


Lance A. Morrison
Senior Vice President
General Counsel and
Corporate Secretary


Russell L. Edwards
Senior Vice President
Chief Retail Officer


Donna M.
Waltz-Jaskolski
Senior Vice President
Customer
Experience Officer


Carl A. Kessler III
Senior Vice President
Chief Information Officer

CIVISTA BANCSHARES, INC.

Community


BGSU Firelands
THANK YOU TO OUR KEYNOTE SPONSOR!
CIVISTA BANK
RISE

GIVING BACK is strongly encouraged and supported with corporate donations, matching gifts and employee volunteerism.


OHIO STADIUM
Proudly Celebrating 140 YEARS

CRAIN'S CLEVELAND BUSINESS 2024
best employers in Ohio
MULTI-YEAR WINNER
2024 ★ 2023 ★ 2022 ★ 2021 ★ 2020 ★ 2019


CIVISTA BANK

DiversityJobs MITRATECH
TOP DIVERSITY EMPLOYER
2024


FOOD BANK
EST. 1982

Tremendous 25: #18
workplaces that CARE
United Way of Greater Cincinnati



CIVISTA BANCSHARES, INC.

Current Events

Deposits

- $3.21 billion in Total Deposits
  - Excluding brokered, Cost of deposits are 136 bps and deposits grew organically 9.9% during 2024
- Civista Bank is 141 years old with a generational and relationship driven deposit core
- 85.3%* of deposits insured
- Excluding $467.7 million of public deposits, Civista had no deposit concentrations

- "Civista's deposit franchise is one of our most valuable characteristics and contributes significantly to our peer leading net interest margin and profitability"

*Excluding Civista owned and tax program related deposit accounts
- All Figures are as of December 31, 2024

Liquidity

- Cash and Securities are 23.4% of Total Deposits
  - All securities are held for sale

- Strong on-balance sheet liquidity
  - $499.3 million of cash and unpledged securities

- Ready access to off-balance sheet funding
  - Immediate access to $1.2 billion in funding from FHLB, Federal Reserve and CDARS/IntraFi

Credit

- Credit metrics remain stable and strong
  - ACL to loans was 1.29%
  - Strong ALLL of $39.7 million
  - Total nonperforming loans as percent of total loans is 1.06%
  - Net charge offs as percent of average loans is 0.01%
- Virtually no central business office exposure

CIVISTA BANCSHARES, INC.

Capital

- Total shareholders' equity of $391.6 million
  - Tier 1 risk-based capital ratio of 10.47%
  - Total risk-based capital ratio of 13.98%
- Civista continues to create capital through earnings
- "Well Capitalized" by regulatory standards
- Tangible Common Equity ratio of 6.43%

All Figures are as of December 31, 2024

Strategic Priorities for 2024 – 2027

- Re-skill, up-skill, cross-skill current employees
- Continue to focus on culture that promotes success and growth for employees and organization

- Deepen existing relationships
- Execute small business initiative
- Increase # of relationships; and lifetime customer value



Grow Relationships & Core Deposits
Invest in Talent & Culture to Drive the Strategic Plan
Position Digital to Grow the Bank
Leverage Technology to Optimize Profitability

- Increase digital deposit account openings
- Implement enhanced fraud prevention tools
- Enhance data analytics tools

- Automate labor intensive processes with RPA (Robotics)
- Optimize capital through customer profitability tools

Initiatives in Flight

- Low/Lower Cost Funding
  - Reduced average FHLB borrowings approx. 45% in Q4 2024

    ($388 million to $214 million)
  - Ohio Homebuyer Plus Program
    - Launched May 6, 2024
    - Opened 1,000 accounts equating to $100 million in deposits at a rate of 80 bps*
    - Additional $10 million customer deposits; about 35% of customers are new to bank
  - Wealth Management Cash Balances
    - Transferred ~ $87 million in deposits to balance sheet from our wealth management clients' cash balances (formally held outside the Bank)
  - Other – Focused Marketing to:
    - Public Fund Operating Accounts
    - Loan Customers with low/no deposit balances

- Revenue Improvement
  - Increased Fee Income
    - Treasury management fees 28.4% YoY
    - Wealth management fees 15.8% YoY
  - Launch of Small business initiative
  - Leasing Syndication Desk

- Expense Reduction
  - Replaced after hour and overflow calls with an AI virtual banking assistant saving an estimated $210,000 annually
  - Closed branch in Dec. 2024, $238,000 of projected savings in 2025
  - Manage/reduce overtime and staffing saving $133 thousand from 2023 to 2024
  - Implemented improved and optimized Fraud prevention
  - Renegotiated general insurance with no reduction in coverage saving $165,000

* 80 bps as of Dec 31,2024

Financial Trends

Financial Trends

Financial Highlights *($s in thousands, except per share data)*			
	Dec 31 2024	***Dec 31 2023***	***% Change***
Balance Sheet			
Assets	$4,098,469	$3,861,418	6.14%
Gross Loans (excluding HFS) [1]	3,080,565	2,830,003	8.85%
Deposits	3,211,870	2,958,028	8.58%
	Dec 31 2024	***Dec 31 2023***	***% Change***
Performance Analysis			
Net Income Available to Common	$31,683	$42,964	(26.26%)
ROAA [2]	0.80%	1.16%	(31.03%)
ROAE [2]	8.40%	12.50%	(32.80%)
Market Data			
Market Capitalization ($mm)	$331,124	$243,279	
Price / Tangible Book Value [3]	129.8%	103%	
Price/LTM diluted EPS	10.4x	6.5x	

1. December 31, 2024 includes $177 thousand of PPP loans; December 31, 2023 includes $326 thousand of PPP loans
2. Presented on an annualized basis 3. Non-GAAP reconciliation on page 41

Financial Trends

Total Assets[1]

($ in millions)



CAGR 12.1%
$2,310
$2,763
$3,012
$3,538
$3,616
$4,098
2019
2020
2021
2022
2023
2024

1. 2022 includes the addition of $316 million in assets due to Comunibanc Corp acquisition.

Financial Trends

Total Gross Loans and Leases[1]

($ in millions)


CAGR 12.5%
$1,709
$2,057
$1,998
$2,547
$2,861
$3,081
2019
2020
2021
2022
2023
2024

1. 2020 includes $217.3 million of PPP loans. 2021 includes $43.2 million of PPP loans. 2022 includes $819 thousand of PPP loans as well as $169 million due to the Comunibanc Corp acquisition.

Loan Mix
($ in millions)

- Total Gross Loans: $3.1 billion


Lease Financing Revievable, $43.9 , 1.4%
Consumer and Other, $15.6 , 0.5%
Commercial and Agriculture, 328.49 , 10.7%
Real Estate Construction, $306.0 , 9.9%
Farm Real Estate, $23.0 , 0.7%
CRE Non-Owner Occupied, $908.8 , 29.5%
Residential Real Estate, $763.9 , 24.8%
Multi-Family, $317.2 , 10.3%
CRE Owner Occupied, $374.4 , 12.1%

CIVISTA BANCSHARES, INC.

Financial Trends

CRE Non-Owner Concentrations
($ in millions)


Other Commercial, $84.8, 9.3%
Mixed-Use Office, $79.8, 8.8%
Restaurants, $23.9, 2.6%
Office, $99.5, 10.9%
Health Care Office, $20.6, 2.3%
Retail Services, $242.7, 26.6%
Guest Lodging, $137.1, 15.1%
Mixed - Retail/Residential, $66.8, 7.3%
Industrial/Warehouse, $155.8, 17.1%

Financial Trends

CRE Non-Owner Office Details

($ in millions)

Total: $199.9 million

Office by Collateral Type


Healthcare Office, $20.6 , 10.3%
Mixed-use Office, $79.8 , 39.9%
Office, $99.5 , 49.8%

Central Business District vs Suburban


Central Business District, $16.2 , 8.1%
Suburban, $183.6 , 91.9%

Financial Trends

Civista Leasing and Equipment Financing

($ in millions)



Operating Leases, $19.1 , 16.4%
Financing Leases, $43.9 , 37.6%
Fixed Rate Commercial Loans, $53.8 , 46.1%

- 2024 YTD Production
  - YTD Funded: $108.3 million
  - Sold: $51.4 million
  - Net Production: $56.9 million
- Average Yield on Total Portfolio: 9.22%
- Average Yield on Q4 Originations: 9.63%

Targeted Industries:

- Propane, Recycling/Waste Management, Environmental, Additive Manufacturing (3-D Printing), Construction, Non-destructive testing

CIVISTA BANCSHARES, INC.

Financial Trends

Loan Loss Reserves / Gross Loans



1.22%
1.28%
1.08%
1.30%
1.29%
2020
2021
2022
2023
2024

Reserves / NPLs



343.05%
496.10%
261.45%
245.66%
121.58%
2020
2021
2022
2023
2024

Nonaccrual & 90 days Past Due / Gross Loans



0.27%
0.18%
0.30%
0.39%
0.80%
2020
2021
2022
2023
2024

Net Chargeoff Ratio[1]



-0.01%
-0.04%
-0.01%
0.00%
0.15%
2020
2021
2022
2023
2024

1. LTM basis

Financial Trends

Total Deposits[1]

($ in millions)


CAGR 13.9%
$1,679
$2,189
$2,417
$2,620
$2,985
$3,212
2019
2020
2021
2022
2023
2024

1. 2022 includes the addition of $271 million in deposits due to the Comunibanc Corp acquisition.

CIVISTA BANCSHARES, INC.

Financial Trends

Deposit Mix
($ in millions)

- Total Deposits: $3.2 billion
- Loan/Deposit Ratio: 95.9%



Brokered Deposits, $500.3 , 15.6%
Noninterest Bearing Demand, $695.1 , 21.6%
Certificates of Deposit, $469.2 , 14.6%
Interest Bearing Demand, $419.6 , 13.1%
Savings, $1,127.8 , 35.1%

Year	Cost of Deposits	Cost of Funding
2019	0.48%	0.68%
2020	0.33%	0.43%
2021	0.17%	0.24%
2022	0.15%	0.39%
2023	1.19%	1.72%
2024	2.16%	2.55%

Financial Trends

Net Interest Margin (%)



3.70%
3.44%
3.65%
3.47%
3.23%
3.50%
3.75%
3.36%
3.69%
3.70%
3.10%
3.35%
3.21%
2.93%
3.29%
2020Y
2021Y
2022Y
2023Y
2024Y
CIVB
Peer Median
Peer Top Quartile

Total Cost of Deposits (%)



0.33%
0.52%
0.37%
0.17%
0.25%
0.17%
0.15%
0.34%
0.23%
1.18%
1.44%
1.23%
2.16%
2.16%
1.90%
2020Y
2021Y
2022Y
2023Y
2024Y
CIVB
Peer Median
Peer Top Quartile

Yield on Loans (%)



4.49%
4.56%
4.79%
4.37%
4.35%
4.68%
4.72%
4.57%
4.71%
5.90%
5.46%
5.87%
6.15%
5.88%
6.20%
2020Y
2021Y
2022Y
2023Y
2024Y
CIVB
Peer Median
Peer Top Quartile

S&P Capital IQ Peer data as of 12/31/2024 or the latest available date.
Note: Comparable peers include public banks $2-$6B in total assets in Ohio and contiguous states.

CIVISTA BANCSHARES, INC.

Financial Trends

Non-Interest Income

- Gain on Sale of Loans and Leases
  - Gain on sale of mortgages, 2024 and 2023 was $2.4 million and $1.2 million, respectively
  - Gain on sale of leases, 2024 and 2023 was $2.1 million and $1.7 million, respectively
- Wealth Management
  - $5.5 million 2024 and $4.8 million 2023
- Lease Revenue and Residual Income
  - $8.9 million 2024 and $7.6 million 2023
- Interchange Income
  - $5.8 million 2024 and $5.9 million 2023
- Fee income platform
  - Service charges on deposit accounts were $6.1 million 2024 and $7.2 million 2023 (on $1.4 million less NSF Fees)



2024 Total Revenue
($ in Thousands)
Non-Interest Income, $37,748 , 24%
Net Interest Income, $116,710 , 76%

Non-Interest Expense

- Disciplined approach to controlling non-interest expense
  - Replaced after hour and overflow calls with an AI virtual banking assistant saving $210,000 annually
  - Manage/reduce overtime and staffing saving $133,000 in 2024
  - Renegotiated general insurance while maintaining equivalent coverage saving $165,000 from 2023
  - Reduction in expenses due to branch closings saving $238,000 annually
- Continued focus on review of branch network
- Identified efficiencies in operations
  - Robotic Process Automation
  - AI / Chat bot
  - Leasing system upgrade

Financial Trends

Capital Management

- November 2021 issued $75 million in 3.25% subordinated debt (becomes floating in Q4 2026)
- Authorized $13.5 million stock repurchase plan in April 2024
- During 2024, no repurchases were made
- $200 million shelf offering completed in fourth quarter 2024
- Increased quarterly common dividend to $0.17 per share in the first quarter 2025
- Dividend payout ratio 25.5% as of 12/31/2024 ($0.16 per share dividend)

($s in thousands, except per share data)

	2020	2021	2022	2023	2024
Total Equity	$350,108	$355,212	$334,835	$372,002	$388,502
TCE / TA [1]	9.88%	9.25%	5.83%	6.36%	6.43%
ROAE [2]	9.57%	11.61%	12.47%	12.50%	8.40%

1. TCE Non-GAAP reconciliation on page 41
2. LTM basis

CIVISTA BANCSHARES, INC.

Why Civista?

Experienced Acquirer

- Completed 6 acquisitions since 2007, including the acquisition of Comunibanc Corp, which closed July 2022 and acquisition of Vision Financial Group, which closed October 2022
- In June 2022, opened de novo branch in Gahanna, Ohio, located in Franklin County (Columbus MSA)



BANK

CIVISTA BANCSHARES, INC.

Organic Growth Model

- Expanded commercial loan growth in Columbus, Cleveland, Akron, Dayton, Toledo and Cincinnati markets
  - Loan portfolios in these markets has increased from $1.3 billion in 2019 to $2.4 billion at year-end 2024. Growth of $1.2 billion or 91% (represents 84% of Civista’s total loan growth)
  - Deposits in these markets has increased from $789 million in 2019 to $1.52 billion at year-end 2024. Growth of $731 million or 93% (represents 48% of Civista’s total deposit growth)

- Low cost, locally generated deposit base
  - Core Deposits have grown 9.9% YoY

- Strong Net Interest Margin
  - 3.36% for Q4 2024
  - 3.21% for Full-Year 2024

Why Invest in Civista?

- **141-year-old community bank franchise with an established operating model in rural and growth markets**
  - Since 2019, Civista has increased total deposits $1.5 billion or 91% (85% of growth is organic)
  - Low-cost deposit franchise (136 bps total cost of deposits (excluding brokered))
  - Since 2019, Civista has increased total loans $1.4 billion or 80% (80% of growth is organic)
  - Generating loans in each of Ohio's 5 largest MSAs
- **Disciplined underwriting verified with strong credit quality metrics**
  - Nonaccrual and 90-days Past Due to Gross Loans of 1.07% as of 12/31/2024
- **Noninterest income enhanced by multiple revenue streams**
  - Accounting for 24% of our net revenue in 2024
- **Strong capital position**
- **Experienced management team with a deep bench**
  - Average banking experience of 31 years
- **Use of LPOs to extend our reach (Westlake, Ohio and Fort Mitchell, Kentucky)**
- **Member Russell 2000 index**

CIVISTA BANCSHARES, INC.

Additional Information

Operating Results

($s in thousands, except per share data)

	Full Year Operating Results					
	2019	2020	2021	2022	2023	2024
Net Interest Income	$85,100	$89,727	$95,425	$110,204	$125,496	$116,711
Provision for Loan Losses	1,035	10,112	830	1,752	4,435	5,364
Noninterest Income	22,443	28,182	31,452	29,077	37,163	37,748
Noninterest Expense	66,947	70,665	78,484	90,493	107,611	112,521
Net Income/(Loss)	33,878	32,192	40,546	39,427	42,964	31,683
Net Income Available to Common Shareholders	$33,231	$32,192	$40,546	$39,427	$42,964	$31,683
Diluted Earnings/(Loss) per Common Share	$2.01	$2.00	$2.63	$2.60	$2.73	$2.02
Return on Average Assets (ROAA)	*1.51%*	*1.17%*	*1.34%*	*1.22%*	*1.16%*	*0.80%*
Return on Average Equity (ROAE)	*10.64%*	*9.57%*	*11.61%*	*12.46%*	*12.50%*	*8.40%*

Non-GAAP Reconciliation

($s in thousands, except per share data)

	As of and for the Years Ended December 31,					
	2019	2020	2021	2022	2023	2024
Tangible Common Equity						
Total Shareholder's Equity - GAAP	$ 330,126	$ 350,108	$ 355,212	$ 334,835	$ 372,002	$ 388,502
Less: Goodwill and intangible assets	85,156	84,926	84,432	136,454	135,028	133,403
Tangible common equity	$ 244,970	$ 265,182	$ 270,780	$ 198,381	$ 236,974	$ 255,099
Total Shares Outstanding	16,687,542	15,898,032	14,954,200	15,728,234	15,695,424	15,737,815
Tangible book value per share	$ 14.68	$ 16.68	$ 18.11	$ 12.61	$ 15.10	$ 16.21
Tangible Assets						
Total Assets - GAAP	$ 2,309,557	$ 2,768,862	$ 3,011,983	$ 3,537,830	$ 3,861,418	$ 4,098,469
Less: Goodwill and intangible assets	85,156	84,926	84,432	136,454	135,028	133,403
Tangible assets	$ 2,224,401	$ 2,683,936	$ 2,927,551	$ 3,401,376	$ 3,726,390	$ 3,965,066
Tangible common equity to tangible assets	*11.01%*	*9.88%*	*9.25%*	*5.83%*	*6.36%*	*6.43%*
Net Income [1]	$ 33,231	$ 32,192	$ 40,546	$ 39,427	$ 42,964	$ 31,683
Return on Tangible Common Equity [1]	*13.57%*	*12.14%*	*14.97%*	*19.87%*	*18.13%*	*12.42%*

1. LTM basis

CIVISTA
BANCSHARES, INC.

Thank You